EXHIBIT 21.1

List of Subsidiaries

As of March [   ], 2026

Subsidiary	Jurisdiction of Incorporation
FourCubed Acquisition Company, LLC	Delaware
Management and Investment Company Bohera B.V.	Netherlands
MTS Asia ltd.	Hong Kong
SharpLink Gaming Ltd.	Israel
SharpLink, Inc.	Minnesota
SHGN Acquisition Corp.	Delaware
Tabs Brazil	Brazil
Trendfront Marketing International Limited	Malta